SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G*
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 2)*
Diligent Board Member Services, Inc.

(Name of Issuer)
Common Stock
(Title of Class of Securities)

(CUSIP Number)
February 14, 2010

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.	13 G	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS Carroll Capital Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	5	SOLE VOTING POWER

NUMBER OF		17,657,144 (includes 10,889,219 shares of Series A Preferred Stock)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,881,735 See Note (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,657,144 (includes 10,889,219 shares of Series A Preferred Stock)

WITH	8	SHARED DISPOSITIVE POWER

4,881,735 See Note (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,538,879 See Note (1) (includes 10,889,219 shares of Series A Preferred Stock)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

18.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	The reporting person is a member of Services Share Holding LLC (SSH). SSH owns 20,786,097 shares of the Issuer (SSH Shares) of which shares 4,881,735 were contributed by the reporting person. Decisions with respect to how the SSH Shares are voted and disposed are made by holders of a majority of the SSH Shares. This filing shall not be deemed an admission that the reporting person is the beneficial owner of any SSH Shares.

(2)	Based on 123,067,657 shares of common stock outstanding on an as-converted to common stock basis (including 32,667,657 shares of Series A Preferred Stock).

CUSIP No.	13G	Page	3	of	6	Pages

1	NAMES OF REPORTING PERSONS Kenneth Carroll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	5	SOLE VOTING POWER

NUMBER OF		17,657,144 (includes 10,889,219 shares of Series A Preferred Stock)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,881,735 See Note (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,657,144 (includes 10,889,219 shares of Series A Preferred Stock)

WITH	8	SHARED DISPOSITIVE POWER

4,881,735 See Note (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,538,879 See Note (1) (includes 10, 889,219 shares of Series A Preferred Stock)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

18.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Mr. Carroll is the managing member of Carroll Capital Holdings LLC which is a member of Services Share Holding LLC (SSH). SSH owns 20,786,097 shares of the Issuer (SSH Shares) of which shares 4,881,735 were contributed by the reporting person. Decisions with respect to how the SSH Shares are voted and disposed are made by holders of a majority of the SSH Shares. This filing shall not be deemed an admission that the reporting person is the beneficial owner of any SSH Shares.
(2) Based on 123,067,657 shares of common stock outstanding on an as-converted to common stock basis (including 32,667,657 shares of Series A Preferred Stock).

.	Page	4	of	6	Pages
Item 1(a). Name of Issuer.
          Diligent Board Member Services, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices.
39 West 37th Street, 8th floor
New York, NY 10018
Item 2(a). Name of Person Filing.
          Carroll Capital Holdings LLC and Kenneth Carroll. Mr. Carroll is the managing member of Carroll Capital Holdings LLC and has voting and dispositive power over the shares held by Carroll Capital Holdings LLC.
Item 2(b). Address of Principal Business Office or, if none, Residence.
          The business address of Carroll Capital Holdings LLC and Kenneth Carroll is 94 Long Pond Rd, Hewitt, New Jersey 07421
Item 2(c). Citizenship.
          Carroll Capital Holdings LLC is a New Jersey limited liability company and Kenneth Carroll is a United States citizen.
Item 2(d). Title of Class of Securities.
          Common Stock
Item 2(e). CUSIP Number.
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

.	Page	5	of	6	Pages

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
          Reference is made hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.
Item 5. Ownership of Five Percent or Less of a Class.
          Not applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
          Not applicable
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable.
Item 8. Identification and Classification of Members of the Group.
          Not applicable.
Item 9. Notice of Dissolution of Group.
          Not applicable.
Item 10. Certification.
          Not applicable

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2010
Carroll Capital Holdings LLC
/s/ Kenneth Carroll
By: Kenneth Carroll
its: Managing Member
Kenneth Carroll
/s/ Kenneth Carroll
By: Kenneth Carroll
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)